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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: Peyton, Chandler & Sullivan, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Sunrise Avenue, Suite 100-C
(No. and Street)

Roseville, California 95661
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Aikins 916-772-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

9838 Research Drive (Address) Irvine (City) California (State) 92618 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Peyton, Chandler & Sullivan, Inc.

Broker/Dealer Member NASD/SIPC

OATH OR AFFIRMATION

I, CHARLES R. AIKINS, swear (or affirm) that, to the best of my knowledge and belief accompanying financial statement and supporting schedules pertaining to the firm of PEYTON, CHANDLER & SULLIVAN, IN, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer, except as follows:

Those brokerage accounts registered either as Individual, Joint With Right of Survivorship, Custodian (UTMA) or Trust in which a partner, proprietor, principal officer or director is the primary applicant and identified by their Social Security Number, or named custodian. The following is a list of those accounts:

Brokerage account number BY8-000833, titled Charles Aikins, registered as an Individual Brokerage Account
Brokerage account number BY8-000841, titled Charles Aikins, registered as a ROTH Individual Retirement Account
Brokerage account number BY8-000850, titled Charles Aikins, registered as an Individual Retirement Account
Brokerage account number BY8-000680, titled Richard From, registered as an Individual Brokerage Account.
Brokerage account number BY8-000710, titled Robert C. From Trust, Richard S. From Trustee
Brokerage account number BY8-000744, titled Brandon S. From Trust, Richard S. From Trustee
Brokerage account number BY8-000760, titled Chandler Lee From Trust, Richard S. From Trustee
Brokerage account number BY8-000779, titled Sullivan Reynolds From Trust, Richard S. From Trustee
Brokerage account number BY8-000728, titled Sullivan From UTMA, with Richard S. From as Custodian
Brokerage account number BY8-000787, titled Peyton From UTMA, with Richard S. From as Custodian
Brokerage account number BY8-000795, titled Chandler From UTMA, with Richard S. From as Custodian
Brokerage account number BY8-000710, titled Peyton, Chandler & Sullivan, Inc, registered as a Corporate Account
Brokerage account number 66216581, titled Peyton, Chandler & Sullivan, Inc., registered as a Corporate Account
Brokerage account number 66216375, titled Richard From, registered as an Individual Brokerage Account
Brokerage account number 213200311, titled Peyton, Chandler & Sullivan, Inc., registered as a Corporate Account
Brokerage account number 21319983, titled Richard From, registered as an Individual Brokerage Account

[signature]
Charles R. Aikins,
Chief Compliance Officer / Corporate Secretary

February 7th 2008
Date

Notary Public

see attached Notarization

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Placer

Subscribed and sworn to (or affirmed) before me on this 7TH day of February, 2008, by Charles Aikens, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN F. JOHNSON
Commission # 1782818
Notary Public - California
Placer County
My Comm. Expires Dec 1, 2011

(Seal) Signature [signature]

PEYTON, CHANDLER & SULLIVAN, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2007

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

We have audited the accompanying statement of financial condition of Peyton, Chandler & Sullivan, Inc., a California corporation (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peyton, Chandler & Sullivan, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 7, 2007

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets		
Cash	$	28,236
Accounts receivable – net of allowance for doubtful accounts of $50,000		71,678
Securities owned (Note 3):		
Marketable securities		24,358
Prepaid expenses		2,450
Total current assets		126,722
Property and equipment, at cost, net of accumulated depreciation (Note 4)		25,406
Deposit		50,000
Total assets	$	202,128

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	4,553
Payable to stockholder (Note 12)		3,629
Income tax payable (Note 6)		51,900
Total current liabilities		60,082
Stockholders' equity		
Preferred stock, no par value, 10,000,000 shares authorized (Note 5)		
Series A, 88,144 shares issued and outstanding at December 31, 2007		308,500
Series B, 80,000 shares issued and outstanding at December 31, 2007		118,960
Common stock, no par value; 40,000,000 shares authorized, 18,280,085 shares issued and outstanding at December 31, 2007		367,800
Additional paid-in capital		20,840
Accumulated deficit		(674,054)
Total stockholders' equity		142,046
Total liabilities and stockholders' equity	$	202,128

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2007

Revenues:		
Commissions	$	8,476
Consulting income		350,000
Realized gain on sale of securities		204,315
Other income		39,668
Total revenues		602,459
Operating expenses:		
Unrealized loss on securities		317,252
Compensation and benefits		294,695
Office expenses		85,715
Legal and professional fees		38,229
Depreciation		30,326
Rent		15,120
Travel		10,654
Other		9,363
Fees and charges		3,201
Insurance		2,533
Client costs		2,494
Tax and licenses		1,016
Total operating expenses		810,598
Loss from operations		(208,139)
Loss before provision for income taxes		
Provision for income taxes (Note 6)		39,900
Net loss	$	(248,039)

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Preferred Stock				Common Stock				
	Series A		Series B						
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 20,840	$ (426,015)	$ 390,085
Net income	-	-	-	-	-	-	-	(248,039)	(248,039)
Balance at December 31, 2007	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 20,840	$ (674,054)	$ 142,046

See independent auditors' report and accompanying notes

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net loss	$ (248,039)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	30,326
Unrealized loss on securities	317,252
Realized gain on sale of securities	(204,315)
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(70,378)
Prepaids	(1,190)
Deposits	(587)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	54,779
Deferred tax liability	(12,000)
Net cash provided by operating activities	113,887
Cash flows from investing activities:	
Securities earned as consulting income	(119,511)
Proceeds from the sale of securities	277,441
Payment for equipment	(5,443)
Net cash provided by investing activities	152,487
Net increase in cash	18,335
Cash, beginning of year	9,901
Cash, end of year	$ 28,236

See independent auditors' report and accompanying notes

1. ORGANIZATION

Peyton, Chandler & Sullivan, Inc. (the Company), is a registered broker/dealer effective as of November 5, 2001, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. The Company is licensed to engage in the following types of business: broker or dealer retailing corporate equities, broker or dealer retailing corporate debt securities, underwriting or selling group participant, mutual fund retailer, U.S. government securities dealer, broker or dealer selling variable life insurance or annuities and private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2007.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are depreciated over five and seven years. Depreciation expense for the year ended December 31, 2007 was $30,326.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

3. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in revenues.

	For the Year Ended December 31, 2007		
	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ -	$ 317,252	$ 24,358

Realized gains and losses are determined on the basis of actual results on investments. During 2007, sales proceeds and gross realized gain on marketable securities were:

Sale proceeds	$ 277,441
Gross realized gain	$ 204,315

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2007:

Office furniture and equipment	$	136,458
Automobile		52,559
		189,017
Less: accumulated depreciation		(163,611)
	$	25,406

Depreciation expense for the year ended December 31, 2007 is $30,326.

5. PREFERRED STOCK

Convertible Series A Preferred Stock

The features of the Convertible Series A Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series A Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at 8% per share when and if declared by the Company's Board of Directors, g) registration rights, h) redemption rights at the option of the stockholders and the Company.

5. PREFERRED STOCK (Continued)

Convertible Series B Preferred Stock

The features of the Convertible Series B Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series B Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at a variable rate of 10% of the profits of the market making desk with the institutional desk and a minimum of 8% per share when and if declared by the Company's Board of Directors, g) registration rights, h) redemption rights at the option of the Company.

6. INCOME TAXES

The components of the provision for income taxes are as follows for the year ended December 31, 2007:

Current tax expense:	
Federal	$ 34,000
State	17,900
	51,900
Deferred tax expense (benefit):	
Federal	(12,000)
State	-
	(12,000)
Total provision for income taxes	$ 39,900

The reconciliation of the effective income tax rate to the Federal statutory rate for the year ended December 31, 2007 is as follows:

Federal income tax rate	30.00%
State income tax rate, net of Federal benefit	5.39%
Effective income tax rate	35.39%

6. INCOME TAXES (Continued)

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2007 are as follows:

Deferred income tax asset:	
Unrealized loss	$ 164,000
Net tax asset	164,000
Less: valuation allowance	(164,000)
Deferred income tax asset, net	$ -

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company is on a month to month lease and pays $1,260 per month. Rent expense for the year ended December 31, 2007 was $15,120.

8. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $40,118 which was $59,882 below its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1. As of January 1, 2008, the Company became compliant with SEC rule 15c-31.

10. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

11. RETIREMENT PLAN

The Company sponsors a profit sharing plan. The Company did not accrue a contribution to the plan for 2007 as they do not intend to contribute to the plan.

12. RELATED PARTY TRANSACTIONS

Payable to Stockholder

The Company has amount payable to a stockholder of $3,629 at December 31, 2007.

SUPPLEMENTARY INFORMATION

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:		
Total stockholders' equity from statement of financial condition		$ 142,046
Deductions:		
Non-allowable assets:		
Accounts receivable	$ 120,191	
Allowance for doubtful accounts	(50,000)	
Prepaid expenses	2,450	
Property and equipment	25,406	98,047
Tentative net capital		43,999
Haircuts		(3,881)
Net capital		$ 40,118
Total aggregate indebtedness		$ 60,082
Minimum net capital required		$ 100,000
Deficient net capital		$ (59,882)
Ratio of aggregate indebtedness to net capital		1.50 to 1
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2007):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 80,018
Audit adjustments for income tax provision		(39,900)
Net capital per above		$ 40,118

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Not Applicable

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

In planning and performing our audit of the financial statements and supplemental schedules of Peyton, Chandler & Sullivan, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company LLP

Irvine, California
February 7, 2007

END